CARTER, LEDYARD & MILBURN
                       COUNSELLORS AT LAW
                          2 WALL STREET
                    NEW YORK, NEW YORK  10005


                        November 25, 1997



The Chase Manhattan Bank, as Trustee of
  The First Trust Combined
  Series 271
4 New York Plaza, 6th Floor
New York, New York 10004-2413

Attention:     Mr. Paul J. Holland
               Vice President


Re:               The First Trust Combined Series 271

Dear Sirs:

     We are acting as counsel for The Chase Manhattan Bank ("Chase") in connection with the execution and delivery of a Trust Agreement ("the Trust Agreement") dated today's date (which Trust Agreement incorporates by reference a certain Standard Terms and Conditions of Trust dated October 16, 1991 and the same are collectively referred to herein as the "Indenture") among Nike Securities L.P. as Depositor (the "Depositor"), Securities Evaluation Service, Inc., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and Chase, as Trustee (the "Trustee"), establishing the unit trust or trusts included in The First Trust Combined Series 271 (each, a "Trust"), and the confirmation by Chase, as Trustee under the Indenture, that it has registered on the registration books of the Trust the ownership by the Depositor of a number of units constituting the entire interest in the Trust (such aggregate units being herein called "Units"), each of which represents an undivided interest in the Trust, which consists of tax-exempt municipal bonds (including confirmations of contracts for the purchase of certain bonds not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt of such bonds), such bonds being defined in the Indenture as Bonds and referenced in the Schedule to the Indenture.

     We have examined the Indenture, a specimen of the certificates to be issued thereunder (the "Certificates"), the Closing Memorandum dated today's date, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

     1. Chase is a duly organized and existing corporation having the powers of a Trust Company under the laws of the State of New York.

    2.     The  Trust  Agreement  has  been  duly  executed   and
delivered by Chase and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of Chase.

    3. The Certificates are in proper form for execution and delivery by Chase, as Trustee.

    4. Chase, as Trustee, has registered on the registration books of the Trust the ownership of the Units by the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of
1933, the Trustee may deliver Certificates for such Units, in such names and denominations as the Depositor may request, to or upon the order of the Depositor as provided in the Closing Memorandum.

    5. Chase, as Trustee, may lawfully advance to the Trust amounts as may be necessary to provide periodic interest distributions of approximately equal amounts, and be reimbursed, without interest, for any such advances from funds in the interest account, as provided in the Indenture.

    In rendering the foregoing opinion, we have not considered, among other things, whether the Securities have been duly authorized and delivered.

                                       Very truly yours,


                                       CARTER, LEDYARD & MILBURN